Exhibit 99.111

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Blue Moon Metals Inc. (“Blue Moon” or the “Company”)

555 – 220 Bay Street

Toronto, Ontario

M5J 2W4

ITEM 2.	Date of Material Change

February 26, 2025

ITEM 3.	News Release

A news release relating to the material change was issued and disseminated on February 27, 2025 via Cision PR Newswire, a copy of which was subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 4.	Summary of Material Change

On February 27, 2025, Blue Moon announced:

(a)	The successful completion of its previously announced transactions (the “Acquisitions”), pursuant to which Blue Moon acquired 93.55% of the issued and outstanding shares of Nussir ASA (“Nussir”) and 100% of the issued and outstanding shares of Nye Sulitjelma Gruver AS (“NSG”).

(b)	In connection with the completion of the Acquisitions, the escrow release conditions of the Subscription Receipts (as defined below) were satisfied, and the Subscription Receipts were automatically converted into common shares of Blue Moon (the “Blue Moon Shares”).

(c)	The appointment of Karin Thorburn and Francis Johnstone as directors of the Company, and of Skott Mealer, as President and Chief Operating Officer, and Theodore Veligrakis as Vice President Exploration. Patrick McGrath has resigned from the Board.

(d)	The completion of a US$100,000 investment by Skott Mealer in the Company, for the acquisition of 476,600 Blue Moon Shares at C$0.30 per Blue Moon Share.

ITEM 5.	Full Description of Material Change

Acquisitions

On February 26, 2025, Blue Moon acquired 93.55% of the issued and outstanding shares of Nussir (with support of 99.7% shareholders being obtained) and 100% of the issued and outstanding shares of NSG.

Pursuant to the Acquisitions, Blue Moon issued 297,761,490 Blue Moon Shares (the “Consideration Shares”) to former holders of common shares of Nussir and NSG. The Consideration Shares were deposited into escrow pursuant to the TSXV’s escrow policies and are subject to a statutory hold period of four months and one day from the date of issue. Currently the Consideration Shares are subject to the TSXV Tier 2 escrow release schedule, with 10% being released from escrow commencing on the date of the TSXV bulletin, and thereafter in 15% increments on each of the six, twelve, eighteen, twenty-four, thirty and thirty-six months following the date thereof. However, Blue Moon is currently uplisting from a TSXV Tier 2 issuer to a TSXV Tier 1 issuer. Such process, if approved by the TSXV, would result in the effective escrow period expected to be the shortened Tier 1 escrow release schedule, with four equal tranches of 25% being released from escrow commencing on the date of the TSXV bulletin approving the uplisting, and thereafter on each of the six, twelve and eighteen months following the date thereof. The uplisting remains subject to TSXV approval.

In addition, as required by the TSXV, an aggregate of 10,957,143 Blue Moon Shares issued to Principals (as defined in the TSXV Policies) under the offering of Blue Moon Shares completed on August 30, 2024 will be subject to certain restrictions on transfer for a period of 12 months, with 25% released on the date of the TSXV bulletin, and then 25% and 50%, respectively, on each of six and 12 months thereafter.

As a result of completion of the Acquisitions, the Blue Moon, Nussir and NSG shareholders prior to the Acquisitions now hold 53,254,086, 241,681,493 and 56,079,997 Blue Moon Shares, respectively, representing approximately 10.42%, 47.29% and 10.97%, respectively of the issued and outstanding Blue Moon Shares.

Subscription Receipt Conversion

On December 19, 2024, Blue Moon issued a total of 90,000,279 subscription receipts (the "Subscription Receipts"), as part of its previously announced offering of equity securities. In connection with the completion of the Acquisitions, the escrow release conditions of the Subscription Receipts were satisfied, and each Subscription Receipt automatically converted to one Blue Moon Share without payment of additional consideration or further action on the part of the Subscription Receipt holders. All Blue Moon Shares issued upon conversion of the Subscription Receipts are subject to a statutory hold period of four months and one day from the date the Subscription Receipts were issued and will become free trading on April 20, 2025.

Board Changes

Blue Moon announced the appointment Karin Thorburn and Francis Johnstone to its board of directors (“Board”), effective immediately. Patrick McGrath has resigned from the Board and the Board now consists of Maryse Belanger as independent Chair, Haytham Hodaly, Christian Kargl-Simard, Dr. Karin Thorburn and Francis Johnstone.

New Officer Hires

Blue Moon also announced the hiring of two additional officers, Skott Mealer, as President and Chief Operating Officer, and Theodore Veligrakis as Vice President Exploration.

Corporate Update

Blue Moon also announced a US$100,000 investment by Skott Mealer in the Company has closed, for the acquisition of 476,600 Blue Moon Shares at C$0.30 per Blue Moon Share (the “Financing”). No finders fees were payable on the Financing, and the Blue Moon Shares issued pursuant to the Financing are subject to a statutory 4 month and one day hold period from issuance. The proceeds from the Financing will be used for the same purposes as the net proceeds from the Subscription Receipts financing, as disclosed in the Company’s news release disseminated on December 19, 2024.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Christian Kargl-Simard, CEO and Director

T: +1 (416) 230 3440

ITEM 9.	Date of Report

March 7, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the uplisting of the Company to Tier 1; the escrow schedule applicable to the Consideration Shares; the expected use of proceeds of the Financing; and the anticipated date for resumption of trading of the Blue Moon Shares.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: that the proceeds from the Financing may be used differently than expected. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this material change report. The Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the director and officer appointments, the Financing and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.